SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Aurora Innovation, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

051774 107

(CUSIP Number)

André Dubois

c/o Index Ventures, 5th Floor, 44 Esplanade

St. Helier, Jersey JE1 3FG

Channel Islands

+44 1534 605600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Index Ventures Growth III (Jersey), L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 37,835,494 (1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 37,835,494 (1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,835,494 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.6% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 492,500 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 37,342,994 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 642,869,548 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Yucca (Jersey) SLP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 576,154 (1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 576,154 (1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 576,154 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 7,500 shares of Class A Common Stock and (ii) 568,654 shares of Class B Common Stock of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 642,869,548 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Index Venture Growth Associates III Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 38,411,648 (1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 38,411,648 (1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,411,648 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.6% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 500,000 shares of Class A Common Stock and (ii) 37,911,648 shares of Class B Common Stock of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 642,869,548 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Aurora Innovation, Inc. (the “Issuer”). The Issuer also has Class B common stock, $0.0001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 50 33rd Street, Pittsburgh, PA 15201.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Index Ventures Growth III (Jersey), L.P., a Jersey, Channel Islands limited partnership (“Index Growth III”).

ii.	Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership (“Yucca”).

iii.	Index Venture Growth Associates III Limited, a Jersey, Channel Islands corporation (“IVGA III”), the general partner of Index Growth III.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 5th Floor, 44 Esplanade, St. Helier, Jersey, Channel Islands JE1 3FG.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Merger (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On November 3, 2021 (the “Closing Date” of the “Merger” as defined below and described in Item 6 of this Statement), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 38,411,648 shares of Common Stock in the Merger and simultaneous PIPE Financing (as defined below and described in Item 6 of this Statement).

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

Michelangelo Volpi, a General Partner at Index Ventures, serves on the board of directors of the Issuer, and was appointed to such position effective immediately following the Effective Time of the Merger (as defined below). The Reporting Persons, either directly or indirectly through Mr. Volpi, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing of the Shares or other securities of the Issuer; (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Volpi in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 642,869,548 shares of Class A Common 642,869,548 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

Index Growth III directly owns 37,835,494 shares of Common Stock, consisting of (i) 492,500 shares of Class A Common Stock and (ii) 37,342,994 shares of Class B Common Stock, which represents approximately 5.6% of the outstanding Common Stock.

Yucca directly owns 576,154 shares of Common Stock, consisting of (i) 7,500 shares of Class A Common Stock and (ii) 568,654 shares of Class B Common Stock, which represents less than 0.1% of the outstanding Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror Index Growth III’s investments. As a result, IVGA III may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index V Funds.

IVGA III may be deemed to beneficially own the 38,411,648 shares of Common Stock owned by Index Growth III and Yucca, consisting of (i) 500,000 shares of Class A Common Stock and (ii) 37,911,648 shares of Class B Common Stock, which represents approximately 5.6% of the outstanding Common Stock.

(c) Except as described herein, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Agreement and Plan of Merger

On November 3, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among the Issuer (f/k/a Reinvent Technology Partners Y), RTPY Merger Sub Inc. (“Merger Sub”) and Aurora Innovation Holdings, Inc. (f/k/a Aurora Innovation, Inc., “Aurora Holdings”), Merger Sub merged with and into Aurora Holdings (the “Merger”), with Aurora Holdings surviving the Merger as a wholly owned subsidiary of the Issuer.

At the Effective Time of the Merger on November 3, 2021 (the “Effective Time”), each share and equity award of Aurora Holdings outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock of the Issuer or comparable equity awards that are settled or are exercisable for Common Stock of the Issuer. Pursuant to the Merger Agreement, Index Growth III received 37,342,994 shares of Class B Common Stock and Yucca received 568,654 shares of Class B Common Stock.

Registration Rights Agreement

Pursuant to the Merger Agreement, on the Closing Date, the Issuer entered into an Amended and Restated Registration Rights Agreement with Index Growth III, Yucca and certain other parties thereto (the “Registration Rights Agreement”) which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, certain shares of Common Stock and other equity securities that are held by the parties thereto from time to time.

Lock-Up Agreements

Pursuant to the Merger Agreement, on the Closing Date, the Issuer entered into a Lock-Up Agreement with each of Index Growth III and Yucca (the “Lock-Up Agreements”). The Lock-Up Agreements contain certain restrictions on transfer with respect to the shares of Common Stock held by the Index Growth III and Yucca immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment, the “Lock-up Shares”). Such restrictions begin at the Closing and end in tranches of 25% of the Lock-up Shares at each of (i) the one year anniversary of Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing and (iv) the four-year anniversary of the Closing. If, after Closing, the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

Subscription Agreements

In connection with the execution of the Merger Agreement, the Issuer entered into a Subscription Agreement with each of Index Growth III and Yucca (the “Subscription Agreements”), pursuant to which Index Growth III and Yucca agreed to purchase, in the aggregate, 500,000 shares of Class A Common Stock (the “PIPE Shares”) at $10.00 per share for an aggregate commitment amount of $5,000,000 (the “PIPE Investment”). The PIPE Investment was consummated prior to or substantially concurrently with the Closing.

The Subscription Agreements provide that the Issuer is required to file with the SEC, within 30 days after the consummation of the transactions contemplated by the Merger Agreement, a shelf registration statement covering the resale of the shares of Common Stock to be issued to investors and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 60th day (or 90th day following the filing date thereof if the SEC notifies the Issuer that it will “review” such registration statement) and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement, Lock-Up Agreements and Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 2, 3, 4, and 5 to this Statement, respectively, and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger, dated as of July 14, 2021, by and among the Issuer, Merger Sub and Aurora Holdings (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021).

Exhibit 3	Amended and Restated Registration Rights Agreement, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021).

Exhibit 4	Form of Lockup Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021).

Exhibit 5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2021).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2021

INDEX VENTURES GROWTH III (JERSEY) L.P.

By:	Index Venture Growth Associates III Limited, its Managing General Partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

YUCCA (JERSEY) SLP

By:	EFG Fund Administration Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Ventures Growth III Co- Investment Scheme

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Authorized Signatory

INDEX VENTURE GROWTH ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director